UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one):

[✓]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.            Name of fund: Phoenix Strategic Allocation Fund (formerly Phoenix Oakhurst Strategic Allocation Fund, Phoenix Oakhurst Strategic Allocation Fund, Inc., Phoenix Strategic Allocation Fund, Inc., and Phoenix Total Return Fund).

3.	Securities and Exchange Commission File No.: 811-01442

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[✓]	Amendment

5.            Address of Principal Executive Office (including No. & Street, City, State, Zip Code): 101 Munson Street, Greenfield, Massachusetts 01301

Mailing Address: 56 Prospect Street, P O Box 150480, Hartford, CT 06115-0480

6.            Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Kevin J. Carr, Vice President and Counsel, Phoenix Life Insurance Company, One American Row, Hartford, CT 06102 (860) 403-5246

7.            Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and rules thereunder will be maintained at the offices of the Trust (1) the Trust at 101 Munson Street, Greenfield, Massachusetts (800) 243-1574; (2) the Adviser Phoenix Investment Counsel, Inc., 56

Prospect Street, Hartford, Connecticut 06115 (860) 403-5000; (3) the Custodian State Street Bank and Trust Company, at 1776 Heritage Drive, North Quincy, Massachusetts 02171-2197 (617) 985-6254; and (4) the Trust's Transfer Agent, Phoenix Equity Planning Corporation, 56 Prospect Street, Hartford, Connecticut 06115 (800) 243-1574.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[✓]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[✓]	Open-end	[ ]	Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.          Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Phoenix Investment Counsel, Inc., 56 Prospect Street, Hartford, CT 06115

Engemann Asset Management, 600 North Rosemead Blvd, Pasadena, CA 91107

12.          Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Phoenix Equity Planning Corporation, 56 Prospect Street, Hartford, Connecticut 06115

13.	If the fund is a unit investment trust ("UIT") provide: Not Applicable.

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.          Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[✓]	No

If Yes, for each UIT state:
Name(s):

File No.: 811-
Business Address:

15.          (a)          Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[✓]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

February 23, 2005

If No, explain:

(b)         Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[✓]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Phoenix Strategic Allocation Fund (“Allocation Fund”) is a Delaware statutory trust. Section 3815(a) of the Delaware Statutory Trust law provides that “[u]nless otherwise provided in the governing instrument of a statutory trust, a merger or consolidation shall be approved by each statutory trust which is to merge or consolidate by all of the trustees and the beneficial owners of such statutory trust.” The Agreement and Declaration of Trust for the Allocation Fund provides in Article VIII Section 3 Reorganization that the “Trustees may, without the approval of Shareholders unless such approval is required by applicable law . . . (i) cause the Trust or any Series to merge or consolidate with or into, or sell substantially all of its assets to, one or more trusts (or series thereof to the extent permitted by law).” Therefore, Allocation Fund’s governing documents provide, as permitted by Delaware law, that shareholder approval need not be obtained for fund mergers, unless such approval is required by another applicable law.

The Allocation Fund merged into an affiliated fund, the Phoenix Balanced Fund, a series of the Phoenix Series Fund.

Rule 17a-8 of the 1940 Act provides that certain mergers between affiliates are exempt from Sections 17(a)(1) and (2) of the 1940 Act and may be effected without shareholder approval if:

(i) No policy of the merging company for which a change would require a shareholder vote under Section 13 of the 1940 Act (Changes in Investment Policy), is materially different from a policy of the surviving company;

(ii) No advisory contract for the merging company is materially different from an advisory contract of the surviving company, except for the identity of the investment companies as a party to the contract (e.g. an increase in the advisory fee would require shareholder approval);

(iii) Disinterested trustees, who were elected by shareholders, of the merging company will comprise a majority of the disinterested trustees of the surviving company; and

(iv) the surviving company’s 12b-1 fees are not greater than the 12b-1 fees authorized to be paid by the merging company.

In other words, shareholder approval for certain affiliated mergers under Rule 17a-8 is not required, unless changes to the merging company would have required a shareholder vote pursuant to the 1940 Act in a non-merger context.

Therefore, Delaware law and Rule 17a-8 of the 1940 Act permit the certain affiliated mergers, such as this, without shareholder approval.

II.	Distributions to Shareholders

16.          Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[✓]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

April 29, 2005

(b)	Were the distributions made on the basis of net assets?

[✓]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[✓]	Yes	[ ]	No

(d)         If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(e)	Liquidations only: Not Applicable.

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable.

Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[✓]	Yes	[ ]	No

If No,

(a)          How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.          Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[✓]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes	[✓]	No

If Yes,

(a)          Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.          Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[✓]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)          How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $11,424

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

a. Printing and mailing costs: $32,599.28

b. Transfer Agent expenses: $4,574.25

(iv)	Total expenses (sum of lines (i) - (iii) above: $48,597.53

(b)	How were those expenses allocated? Bill by class.

(c)	Who paid those expenses? Phoenix Investment Partners, Ltd.

The investment adviser to the Applicant and the surviving fund is Phoenix Investment Counsel, Inc., which is an indirect wholly owned subsidiary of Phoenix Investment Partners, Ltd.

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.          Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[✓]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[✓]	No

If Yes, describe the nature of any litigation or proceeding any the position taken by the fund in that litigation:

25.          Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[✓]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.          (a)         State the name of the fund surviving the Merger: Phoenix Balanced Fund, a series of the Phoenix Series Fund.

(b)         State the Investment Company Act file number of the fund surviving the Merger: 811-00810

(c)          If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Phoenix Series Fund - File No. 811-00810

Form Type: Form N-14AE filed March 29, 2005

Form Type: 2nd Form N-14AE/A filed April 4, 2005

Form Type: 3rd Form 14AE/A filed April 8, 2005

Form Type: Form 485POS filed May 3, 2005

Date the agreement was filed: Form of Agreement was filed with Form N-14 on March 29, 2005

(d)          If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Conformed signed copy of the Agreement and Plan of Reorganization of the merger is attached. Exhibit A: Agreement and Plan of Reorganization dated April 6, 2005 between Phoenix Series Fund and Phoenix Strategic Allocation Fund.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Phoenix Strategic Allocation Fund, (ii) he is the President of Phoenix Strategic Allocation Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

              /s/ Daniel T. Geraci

Daniel T. Geraci, President

Exhibit A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of this 6th day of April, 2005, by and between Phoenix Series Fund (the “Series Fund”), a Delaware Statutory Trust with its principal place of business at 101 Munson Street, Greenfield, Massachusetts 01301, on behalf of the Phoenix Balanced Fund (the “Surviving Series”), a portfolio series thereof, and the Phoenix Strategic Allocation Fund (the “Strategic Allocation Fund”), a Delaware Statutory Trust with a principal place of business at 101 Munson Street, Greenfield, Massachusetts 01301 (the “Merging Series”). For the purposes hereof, all references in this Agreement to action taken by the Surviving Series or the Merging Series shall be deemed to refer to action taken by the Series Fund or the Strategic Allocation Fund, on behalf of the respective portfolio series and all references to the “Trust(s)” shall collectively refer to the Series Fund and the Strategic Allocation Fund.

RECITALS

This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder. The reorganization (the “Reorganization”) will consist of the transfer of all or substantially all of the assets of the Merging Series to the Surviving Series in exchange solely for corresponding Class A, Class B and Class C shares of beneficial interest in the Surviving Series (the “Surviving Series Shares”), the assumption by the Surviving Series of all liabilities of the Merging Series, and the distribution of the Surviving Series Shares to the shareholders of the Merging Series in complete liquidation of the Merging Series as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

The Merging Series and the Surviving Series are separate series of Strategic Allocation Fund and Series Fund, respectively, which are open-end, registered investment companies of the management type. The Merging Series owns securities that generally are assets of the character in which the Surviving Series is permitted to invest. The Trustees of the Series Fund, including a majority of the trustees thereof who are not interested persons, as such term is defined pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) have determined that participation in the Reorganization is in the best interests of the Surviving Series and its shareholders and that the interests of the existing shareholders of the Surviving Series would not be diluted as a result of effecting this transaction.

The Trustees of the Strategic Allocation Fund, including a majority of the trustees thereof who are not interested persons, as such term is defined pursuant to the 1940 Act, have also determined that participation in the Reorganization is in the best interests of the Merging Series and its shareholders and that the interests of the existing shareholders of the Merging Series would not be diluted as a result of effecting this transaction.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.

TRANSFER OF ASSETS OF THE MERGING SERIES TO THE SURVIVING SERIES IN EXCHANGE FOR THE SURVIVING SERIES SHARES, THE ASSUMPTION OF ALL MERGING SERIES LIABILITIES AND THE LIQUIDATION OF THE MERGING SERIES.

1.1          Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Merging Series agrees to transfer all of the Merging Series’ assets, as set forth in paragraph 1.2, to the Surviving Series, and the Surviving Series agrees in exchange therefor: (i) to deliver to the Merging Series the number of full and fractional Surviving Series Shares, determined by dividing the value of the Merging Series’ net assets, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Surviving Series Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all liabilities of the Merging Series, as set forth in paragraph 1.3. Such transactions shall take place on the next business day following the closing provided for in paragraph 3.1 (the “Closing Date”).

1.2          The assets of the Merging Series to be acquired by the Surviving Series shall consist of all assets and property, including, without limitation, all cash, securities, commodities and futures interests, and dividends or interest receivable, that are owned by the Merging Series, and any deferred or prepaid expenses shown as an asset on the books of the Merging Series on the Closing Date (collectively, the “Assets”).

1.3          The Merging Series will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Surviving Series shall also assume all of the liabilities of the Merging Series, whether accrued or contingent, known or unknown, existing at the Valuation Date, as defined in paragraph 2.1 (collectively, the “Liabilities”). On or as soon as practicable prior to the Closing Date, the Merging Series will declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all (and in no event less than 98%) of its investment company taxable income and realized net capital gain, if any, for the current taxable year through the Closing Date.

1.4          Immediately after the transfer of Assets provided for in paragraph 1.1, the Merging Series will distribute to the Merging Series’ shareholders of record, determined as of immediately after the close of business on the Closing Date (the “Merging Series Shareholders”), on a pro rata basis, the Surviving Series Shares received by the Merging Series pursuant to paragraph 1.1, and will completely liquidate. Such distribution and liquidation will be accomplished, with respect to the Merging Series’ shares, by the transfer of the Surviving Series Shares then credited to the account of the Merging Series on the books of the Surviving Series to open accounts on the share records of the Surviving Series in the names of the Merging Series Shareholders. The aggregate net asset value of Surviving Series Shares to be so credited to Merging Series Shareholders shall be equal to the aggregate net asset value of the Merging Series’ shares owned by such shareholders on the Closing Date. All issued and outstanding shares of the Merging Series will simultaneously be canceled on the books of the Merging Series.

1.5          Ownership of Surviving Series Shares will be shown on the books of the Surviving Series or its transfer agent, as defined in paragraph 3.3.

1.6           Any reporting responsibility of the Merging Series including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the U.S. Securities and Exchange Commission (the “Commission”), any state securities commission, and any Federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Merging Series.

2.	VALUATION

2.1          The value of the Assets shall be the value computed as of immediately after the close of business of the New York Stock Exchange and after the declaration of any dividends on the Closing Date (such time and date being hereinafter called the “Valuation Date”), using the valuation procedures established by the Surviving Series’ Board of Trustees, which shall be described in the then-current prospectus and statement of additional information with respect to the Surviving Series.

2.2          The net asset value of Surviving Series Shares shall be the net asset value per share computed as of the Valuation Date, using the valuation procedures established by the Surviving Series’ Board of Trustees which shall be described in the Surviving Series’ then-current prospectus and statement of additional information.

2.3          The number of Surviving Series Shares to be issued (including fractional shares, if any) in exchange for the Assets shall be determined by dividing the value of the net assets with respect to the shares of the Merging Series determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of a Surviving Series Share, determined in accordance with paragraph 2.2.

2.4          All computations of value shall be made by Phoenix Equity Planning Corporation, in its capacity as financial agent for both the Series Fund and the Strategic Allocation Fund.

3.	CLOSING AND CLOSING DATE

3.1          The Closing Date shall be April 29, 2005, or such other date as the parties may agree. All acts taking place at the closing of the transaction (the “Closing”) shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 p.m., Eastern Time. The Closing shall be held at the offices of the Phoenix Life Insurance Company, One American Row, Hartford, CT 06102 or at such other time and/or place as the parties may agree.

3.2          The Strategic Allocation Fund shall direct State Street Bank and Trust Company, as custodian for the Merging Series (the “Custodian”), to deliver, on the next business day after the Closing, a certificate of an authorized officer stating that (i) the Assets have been delivered in proper form to the Surviving Series, and (ii) all necessary taxes in connection with the delivery of the Assets, including all applicable Federal and state stock transfer stamps, if any, have been paid or provision for payment has been made. The Merging Series’ portfolio securities represented by a certificate or other written instrument shall be presented for examination by the Custodian to State Street Bank and Trust Company, as the custodian for the Surviving Series, no later than on the next business day following the Closing Date, and shall be transferred and delivered by the Merging Series on the next business day following the Closing Date for the account of the Surviving Series duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. The Custodian shall deliver on the next business day following the Closing Date by book entry, in accordance with the customary practices of such depositories and the Custodian, the Merging Series’ portfolio securities and instruments deposited with a securities depository, as defined in Rule 17f-4 under the 1940 Act. The cash to be transferred by the Merging Series shall be delivered by wire transfer of Federal funds on the next business day following the Closing Date.

3.3          The Strategic Allocation Fund shall direct Phoenix Equity Planning Corporation (the “Transfer Agent”), on behalf of the Merging Series, to deliver on the next business day following the Closing, a certificate by an authorized officer stating that its records contain the names and addresses of the Merging Series Shareholders, and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Surviving Series shall issue and deliver a confirmation evidencing the Surviving Series Shares to be credited on the Closing Date to the Secretary of the Surviving Series, or provide evidence satisfactory to the Merging Series that such Surviving Series Shares have been credited to the Merging Series’ account on the books of the Surviving Series. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

3.4          In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Surviving Series or the Merging Series shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the Board of Trustees of the Trusts, accurate appraisal of the value of the net assets of the Surviving Series or the Merging Series, respectively, is impracticable, the Closing Date shall be postponed until the first Friday after the day when trading shall have been fully resumed and reporting shall have been restored.

4.	REPRESENTATIONS AND WARRANTIES

4.1          The Strategic Allocation Fund, on behalf of the Merging Series, represents and warrants to the Series Fund as follows:

(a)           The Merging Series is duly organized as a series of the Strategic Allocation Fund, which is a Statutory Trust duly organized, validly existing and in good standing under the laws of the State of Delaware, with power under the Strategic Allocation Fund’s Agreement and Declaration of Trust, as amended (“Declaration of Trust”), to own all of its Assets and to carry on its business as it is now being conducted;

(b)           The Strategic Allocation Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and the registration of shares of the Merging Series under the Securities Act of 1933, as amended (“1933 Act”), is in full force and effect;

(c)           No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Merging Series of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act and such as may be required by state securities laws;

(d)           The current prospectus and statement of additional information of the Merging Series conforms or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder, and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(e)           On the Closing Date, the Strategic Allocation Fund, on behalf of the Merging Series, will have good and marketable title to the Assets and full right, power and authority to sell, assign, transfer and deliver such Assets hereunder free of any liens or other encumbrances, and upon delivery and payment for such Assets, the Series Fund, on behalf of the Surviving Series, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Surviving Series;

(f)           The Merging Series is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Strategic Allocation Fund’s Declaration of Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Strategic Allocation Fund, on behalf of the Merging Series, is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Strategic Allocation Fund, on behalf of the Merging Series, is a party or by which it is bound;

(g)           All material contracts or other commitments of the Merging Series (other than this Agreement and certain investment contracts, including options, futures and forward contracts) will terminate without liability to the Merging Series on or prior to the Closing Date;

(h)           Except as otherwise disclosed in writing to and accepted by the Series Fund, on behalf of the Surviving Series, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Strategic Allocation Fund, on behalf of the Merging Series, or any of its properties or assets that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Strategic Allocation Fund, on behalf of the Merging Series, knows of no facts or circumstances, which, individually or in the aggregate, with the passage of time or the giving of notice (or both) would form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated or that does or could lead to a claim under existing directors and officers errors and omissions coverage;

(i)            The Statement of Assets and Liabilities, Statements of Operations and Changes in Net Assets, and Schedule of Investments of the Merging Series at December 31, 2004, have been audited by PricewaterhouseCoopers, LLP (“PwC”), independent registered public accounting firm, and are in accordance with generally accepted accounting principles (“GAAP”) consistently applied, and such statements present fairly, in all material respects, the financial condition of the Merging Series as of such date in accordance with GAAP, and there are no known contingent liabilities of the Merging Series required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

(j)            Since December 31, 2004, there has not been any material adverse change in the Merging Series’ financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Merging Series of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Surviving Series. For the purposes of this subparagraph (j), a decline in net asset value per share of the Merging Series due to declines in market values of securities in the Merging Series’ portfolio, the discharge the Liabilities, or the redemption of Merging Series’ shares by shareholders of the Merging Series shall not constitute a material adverse change;

(k)           On the Closing Date, all Federal and other tax returns, dividend reporting forms and other tax-related reports of the Merging Series required by law to have been filed by such date (including any extensions) shall have been filed and are or will be correct in all material respects, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the Merging Series’ knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

(l)            For each taxable year of its operation (including the taxable year ending on the Closing Date), the Merging Series has met (or will meet) the requirements of Subchapter M of the Code for qualification as a regulated investment company, has been (or will be) eligible to compute and has computed (or will compute) its Federal income tax under Section 852 of the Code, and will have distributed all of its investment company taxable income and net capital gain (as defined in the Code) that has accrued through the Closing Date, and before the Closing Date will have declared dividends sufficient to distribute all of its investment company taxable income and net capital gain for the period ending on the Closing Date;

(m)         All issued and outstanding shares of the Merging Series are, and on the Closing Date will be, duly and validly issued and outstanding, will be fully paid and non-assessable and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. All of the issued and outstanding shares of the Merging Series will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, on behalf of the Merging Series, as provided in paragraph 3.3. Except for (x) the right of Class B shares of the Merging Series to automatically convert into Class A shares of the Merging Series eight years after purchase, or (y) in connection with any automatic dividend reinvestment plan available to the Merging Series’ shareholders, the Merging Series does not have outstanding any options, warrants or other rights to subscribe for or to purchase any of the shares of the Merging Series, nor is there outstanding any security convertible into any of the Merging Series shares;

(n)           The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Trustees of the Strategic Allocation Fund, on behalf of the Merging Series, and this Agreement will constitute a valid and binding obligation of the Merging Series, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles;

(o)           The information to be furnished by the Merging Series for use in registration statements, proxy materials and other documents filed or to be filed with any Federal, state or local regulatory authority (including the NASD), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto;

(p)           The information statement of the Merging Series (the “Proxy Statement”) to be included in the Registration Statement referred to in paragraph 5.6, insofar as it relates to the Merging Series, will, on the effective date of the Registration Statement and on the Closing Date (i) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading provided, however, that the representations and warranties in this subparagraph (p) shall not apply to statements in or omissions from the Information Statement and the Registration Statement made in reliance upon and in conformity with information that was furnished by the Surviving Series for use therein, and (ii) comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder; and

(q)           Any person who acts as legal counsel for the independent trustees of the Strategic Allocation Fund is an independent legal counsel as such term is defined under applicable law.

4.2	The Series Fund, on behalf of the Surviving Series, represents and warrants as follows:

(a)           The Surviving Series is duly organized as a series of the Series Fund, which is a Statutory Trust duly organized, validly existing and in good standing under the laws of the State of Delaware with power under the Series Fund’s Declaration of Trust to own all of its assets and to carry on its business as it is now being conducted;

(b)           The Series Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act and the registration of shares of the Surviving Series under the 1933 Act, is in full force and effect;

(c)           No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Surviving Series of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required by state securities laws;

(d)           The current prospectus and statement of additional information of the Surviving Series conforms or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(e)           On the Closing Date, the Series Fund, on behalf of the Surviving Series, will have good and marketable title to the Surviving Series’ assets, free of any liens of other encumbrances, except those liens or encumbrances as to which the Merging Series has received notice and necessary documentation at or prior to the Closing;

(f)           The Surviving Series is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Series Fund’s Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Series Fund, on behalf of the Surviving Series, is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Series Fund, on behalf of the Surviving Series, is a party or by which it is bound;

(g)           Except as otherwise disclosed in writing to and accepted by the Strategic Allocation Fund, on behalf of the Merging Series, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Series Fund, on behalf of the Surviving Series, or any of the Surviving Series’ properties or assets that, if adversely determined, would materially and adversely affect the Surviving Series’ financial condition or the conduct of the Surviving Series’ business. The Series Fund, on behalf of the Surviving Series, knows of no facts or circumstances which, individually or in the aggregate, with the passage of time or the giving of notice (or both) might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Surviving Series’ business or the Surviving Series’ ability to consummate the transactions herein contemplated or that does or could lead to a claim under existing directors and officers errors and omissions coverage;

(h)           The Statement of Assets and Liabilities, Statements of Operations and Changes in Net Assets and Schedule of Investments of the Surviving Series at October 31, 2004, have been audited by PwC, independent registered public accounting firm, and are in accordance with GAAP consistently applied, and such statements (copies of which have been furnished to the Merging Series) present fairly, in all material respects, the financial condition of the Surviving Series as of such date in accordance with GAAP, and there are no known contingent liabilities of the Surviving Series required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

(i)            Since October 31, 2004, there has not been any material adverse change in the Surviving Series’ financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Surviving Series of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Merging Series. For purposes of this subparagraph (i), a decline in net asset value per share of the Surviving Series due to declines in market values of securities in the Surviving Series’ portfolio, the discharge of Surviving Series’ liabilities, or the redemption of Surviving Series Shares by shareholders of the Surviving Series, shall not constitute a material adverse change;

(j)            On the Closing Date, all Federal and other tax returns, dividend reporting forms, and other tax-related reports of the Surviving Series required by law to have been filed by such date (including any extensions) shall have been filed and are or will be correct in all material respects, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the Surviving Series’ knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

(k)           For each taxable year of its operation (including the taxable year including the Closing Date), the Surviving Series has met (or will meet) the requirements of Subchapter M of the Code for qualification as a regulated investment company, has been eligible to compute and has computed (or will compute) its Federal income tax under Section 852 of the Code;

(l)            All issued and outstanding shares of the Surviving Series are, and on the Closing Date will be, duly and validly issued and outstanding, will be fully paid and non-assessable and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act. Except for (x) the right of Class B shares of the Merging Series to automatically convert into Class A shares of the Surviving Series eight years after purchase, or (y) in connection with any automatic dividend reinvestment plan available to the Surviving Series’ shareholders, the Surviving Series does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Surviving Series, nor is there outstanding any security convertible into any shares of the Surviving Series;

(m)         The execution, delivery and performance of this Agreement will have been fully authorized prior to the Closing Date by all necessary action, if any, on the part of the Trustees of the Series Fund, on behalf of the Surviving Series, and this Agreement will constitute a valid and binding obligation of the Series Fund, on behalf of the Surviving Series, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles;

(n)           Surviving Series Shares to be issued and delivered to the Merging Series, for the account of the Merging Series Shareholders, pursuant to the terms of this Agreement, will on the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Surviving Series Shares, and will be fully paid and non-assessable;

(o)           The information to be furnished by the Series Fund for use in the registration statements, proxy materials and other documents filed or to be filed with any Federal, state or local regulatory authority (including the NASD) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

(p)           That insofar as it relates to the Surviving Series, the Registration Statement relating to the Surviving Series Shares issuable hereunder, and the Information Statement to be included in the Registration Statement, and any amendment or supplement to the foregoing, will, from the effective date of the Registration Statement (i) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading provided, however, that the representations and warranties in this subparagraph (p) shall not apply to statements in or omissions from the Registration Statement made in reliance upon and in conformity with information that was furnished by the Merging Series for use therein, and (ii) comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder;

(q)           The majority of the Trustees of the Series Fund are not interested persons of the Series Fund, and those trustees select and nominate any of the independent trustees of the Series Fund; and

(r)           Any person who acts as legal counsel for the independent trustees of the Series Fund is an independent legal counsel as such term is defined under applicable law.

5.	COVENANTS OF THE SERIES FUND AND THE STRATEGIC ALLOCATION FUND, ON BEHALF OF THE SURVIVING SERIES AND THE MERGING SERIES, RESPECTIVELY

5.1          The Surviving Series and the Merging Series each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

5.2          The Board of Trustees of the Strategic Allocation Fund has considered and approved this Agreement as permitted under applicable state and Federal law and the operative trust document and will take all other reasonable action necessary to obtain approval of the transactions contemplated herein.

5.3          The Series Fund covenants that the Surviving Series Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

5.4          Subject to the provisions of this Agreement, the Trusts will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.5          As soon as is reasonably practicable after the Closing, the Merging Series will make a liquidating distribution to its shareholders consisting of the Surviving Series Shares received at the Closing.

5.6          The Strategic Allocation Fund will provide the Series Fund with information reasonably necessary for the preparation of a registration statement on Form N-14 to the Merging Series (the “Registration Statement”), such Registration statement to consist of, without limitation, a prospectus and Information Statement.

5.7          The Strategic Allocation Fund, on behalf of the Merging Series, covenants that it will, from time to time, as and when reasonably requested by the Series Fund, on behalf of the Surviving Series, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the Series Fund, on behalf of the Surviving Series, may reasonably deem necessary or desirable in order to carry out the intent and purpose of this Agreement to vest in and confirm (a) the Strategic Allocation Fund’s, on behalf of the Merging Series’, title to and possession of the Surviving Series Shares to be delivered hereunder, and (b) the Series Fund’s, on behalf of the Surviving Series’, title to and possession of all the Assets.

5.8          The Surviving Series will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act as may be necessary in order to continue its operations after the Closing Date.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE MERGING SERIES

The obligations of the Strategic Allocation Fund, on behalf of the Merging Series, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Series Fund, on behalf of the Surviving Series, of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1          All representations and warranties of the Series Fund, on behalf of the Surviving Series, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

6.2          The Series Fund, on behalf of the Surviving Series, shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Series Fund, on behalf of the Surviving Series, on or before the Closing Date; and

6.3          The Merging Series and the Surviving Series shall have agreed on the number of full and fractional Surviving Series Shares to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 1.1.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SURVIVING SERIES

The obligations of the Series Fund, on behalf of the Surviving Series, to complete the transactions provided for herein shall be subject, at its election, to the performance by the Strategic Allocation Fund, on behalf of the Merging Series, of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1          All representations and warranties of the Strategic Allocation Fund, on behalf of the Merging Series, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

7.2          The Strategic Allocation Fund, on behalf of the Merging Series, shall have delivered to the Surviving Series a statement of the Assets and the Liabilities, as of the Closing Date, certified by the Treasurer or any Assistant Treasurer of the Strategic Allocation Fund;

7.3          The Strategic Allocation Fund, on behalf of the Merging Series, shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by Strategic Allocation Fund, on behalf of the Merging Series, on or before the Closing Date;

7.4          The Merging Series and the Surviving Series shall have agreed on the number of full and fractional Surviving Series Shares to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 1.1; and

7.5          The Merging Series shall have declared and paid a distribution or distributions prior to the Closing that, together with all previous distributions, shall have the effect of distributing to its shareholders (i) all of its investment company taxable income and all of its net realized capital gains, if any, for the period from the close of its last fiscal year to 4:00 p.m. Eastern time on the Closing Date; and (ii) any undistributed investment company taxable income and net realized capital gains from any period to the extent not otherwise already distributed.

8.	FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SURVIVING SERIES AND THE MERGING SERIES

If any of the conditions set forth below have not been satisfied on or before the Closing Date with respect to the Strategic Allocation Fund, on behalf of the Merging Series, or the Series Fund, on behalf of the Surviving Series, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1          On the Closing Date, no action, suit or other proceeding shall be pending or, to each Trust’s knowledge, threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

8.2          All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Strategic Allocation Fund or the Series Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Surviving Series or the Merging Series, provided that either party hereto may for itself waive any of such conditions;

8.3          The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act; and

8.4          The parties shall have received the signed opinion of Sullivan & Worcester, addressed to the parties hereto and Phoenix Investment Counsel, Inc. in the form agreed upon by the parties hereto, substantially to the effect that, based upon certain facts, and the Officer’s Certificate, the transaction contemplated by this Agreement, will for Federal income tax purposes, qualify as a tax free reorganization described in Section 368(a) of the Code. The delivery of such opinion is conditioned upon receipt of an Officer’s Certificate substantially in the form agreed upon by the parties.

9.	BROKERAGE FEES AND EXPENSES

9.1          The Strategic Allocation Fund, on behalf of the Merging Series, and the Series Fund, on behalf of the Surviving Series, represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2          The expenses relating to the proposed Reorganization arising from and after approval by each respective board of trustees will be borne by Phoenix Investment Partners, Ltd. The costs of the Reorganization shall include, but not be limited to, costs associated with obtaining any necessary order of exemption from the 1940 Act, preparation of the Registration Statement, printing and distributing the Surviving Series’ prospectus and the Merging Series’ Information Statement, legal fees, accounting fees, securities registration fees, and expenses of holding shareholders’ meetings. Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another person of such expenses would result in the disqualification of such party as a “regulated investment company” within the meaning of Section 851 of the Code.

10.	ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1        The Strategic Allocation Fund and the Series Fund have not made any representation, warranty or covenant not set forth herein, and this Agreement constitutes the entire agreement between the parties.

10.2        The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing shall survive the Closing.

11.	TERMINATION

This Agreement may be terminated and the transactions contemplated hereby may be abandoned by either party: (i) by mutual agreement of the parties, or (ii) either party if the Closing shall not have occurred on or before June 30, 2005, unless such date is extended by mutual agreement of the parties, or (iii) either party if the other party shall have materially breached its obligations under this Agreement or made a material and intentional misrepresentation herein or in connection herewith. In the event of any such termination, this Agreement shall become void and there shall be no liability hereunder on the part of any party or their respective Trustees or officers, except for any such material breach or intentional misrepresentation, as to each of which all remedies at law or in equity of the party adversely affected shall survive.

12.	AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of the Strategic Allocation Fund and the Series Fund.

13.	NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by facsimile, personal service or prepaid or certified mail addressed to the parties hereto at their principal place of business.

14.	HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

14.1        The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2        This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3        This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws.

14.4        This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5        It is expressly agreed that the obligations of the Strategic Allocation Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Strategic Allocation Fund personally, but shall bind only the trust property of the Merging Series, as provided in the Declaration of Trust of the Strategic Allocation Fund. The execution and delivery by such officers of the Strategic Allocation Fund shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Merging Series as provided in the Declaration of Trust of the Strategic Allocation Fund. Strategic Allocation Fund is a series company with a single portfolio series, and the Strategic Allocation Fund has entered into this Agreement on behalf of such series, the Merging Series. With respect to any obligation of the Strategic Allocation Fund arising hereunder, the Series Fund and the Surviving Series shall look for payment or satisfaction of such obligations solely to the assets and property of the Merging Series.

14.6        It is expressly agreed that the obligations of the Series Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Series Fund personally, but shall bind only the trust property of the Surviving Series, as provided in the Declaration of Trust of the Series Fund. The execution and delivery by such officers of the Series Fund shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Surviving Series as provided in the Declaration of Trust of the Series Fund. The Series Fund is a series company with six portfolio series, and the Series Fund has entered into this Agreement on behalf of one such series, the Surviving Series. With respect to any obligation of the Series Fund arising hereunder, the Strategic Allocation Fund and the Merging Series shall look for payment or satisfaction of such obligations solely to the assets and property of the Surviving Series.

[signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or a Vice President and its seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

Attest:	PHOENIX SERIES FUND, on behalf of

Phoenix Balanced Fund

/s/ Ann Spooner	By: /s/ George R. Aylward
Ann Spooner	George R. Aylward

Assistant Secretary

Title: Executive Vice President

Attest:	PHOENIX STRATEGIC ALLOCATION FUND

/s/ Ann Spooner	By: /s/ Francis G. Waltman
Ann Spooner	Francis G. Waltman

Assistant Secretary

Title: Senior Vice President